March 12, 2007

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Robert Seguso, President
Seguso Holdings, Inc.
3405 54th Drive West, Suite G102
Bradenton, FL 34210

Re: Seguso Holdings, Inc.
         Form SB-2, Amendment 1 filed February 9, 2007
         File No. 333-122697

Dear Mr. Seguso:

        We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover Page</u>

   1. On the cover page of the prospectus please clarify, if true, that subscription funds will be put into escrow during the offering period before all shares are sold in your offering. Further, please explain or revise the next to last sentence in your second paragraph which reads, "[o]nce deposited in the escrow account the offering is closed."

General

2. It appears you have changed independent accountants from Eisner LLP to Lazar Levine & Felix LLP. Please revise to provide all disclosures required by Item 304 of Regulation S-B (also see Item 23 of Form S-B).

Limited State Registration, page 3

3. Please reconcile the disclosure in this section and the "State Blue Sky Information" section on page 23. In this section you have stated:

> The shares will be registered only in the State of New York and may only be traded in New York. Purchasers of such securities in this offering and in any secondary trading market which may develop for shares must be residents of New York.

However under "State Blue Sky Information" on page 23 you have stated:

> We are offering these shares for sale in the state of New York. Once a sufficient number of investors have confirmed their investment and the shares are released from the escrow account, we believe that the shares will be eligible for sale on a secondary market basis in other states. Any eligibility of these shares for resale is based upon the registration of the securities in such states or the availability of an applicable exemption from the state's registration requirements, subject in each case to the exercise of the broad discretion and powers of the securities commission or other administrative bodies having jurisdiction in each state and any changes in statutes and regulations which may occur after the date of this prospectus. We will amend this prospectus to disclose additional states, if any, in which our securities will be eligible for resale in the secondary trading market.

Also, disclose whether or not you intend to register the shares in other states and when. Please revise the 11th risk factor as appropriate.

Risk Factors, page 5

4. Throughout the prospectus, please clarify the percentage that would be returned to an investor in the event that (a) less than all the securities are sold in the offering, (b) you are unable to consummate an acquisition within 18 months of effectiveness or (c) an investor fails to reconfirm his investment and an acquisition is consummated. In this regard, we note the disclosure that the company will not take the 10% amount permissible under Rule 419. Please

disclose, if true, whether you retain any discretion to take the 10%. For example, please revise the second risk factor and the "Use of Proceeds" section.

5. On page 5 and elsewhere as appropriate, please clarify that the 18 months begins with the initial effective date of the registration statement.

Use of Proceeds, page 9

6. Indicate the amount of the proceeds to be used for each purpose, as Item 504 of Regulation S-B requires. In this regard, you now disclose two purposes – repayment of debt to Mr. Seguso and expenses related to the business combination. Please explain the reasons for disclosing only these uses or revise to disclose other uses.

7. In this section please describe how you have used, or will use, the funds loaned from Mr. Seguso which will be repaid with some of the proceeds of this offering. See Instruction number one to Item 504 of Regulation S-B.

8. In this section please provide separately the required information for each loan for which you will use the proceeds. We note that the following references loans in the plural: "These non-interest bearing loans … ."

9. In view of the following statement in this section, please disclose whether or not Mr. Seguso has agreed, either orally or in writing, to loan additional funds to the company, apart from the $6,100. If yes, disclose the amount he will loan the company and file any agreement as an exhibit to the registration statement. Disclose the principal terms of any additional loans. If he will not loan the total amount needed for the offering expenses, disclose the source of the funds that will be used to pay them:

> Although there is no cap on offering expenses, we expect to incur offering expenses of up to approximately $22,000, consisting of legal, accounting, printing, 'blue sky' and state filing fees, which will be advanced and paid for with funds loaned to us by our chief executive officer.

Also, disclose how much of the $6,100 from Mr. Seguso the company has already spent.

Plan of Operation, page 9

10. We note the following from the first paragraph of this section:

> We are currently in the development stage and in the process of raising capital and exploring acquisition candidates. All our activities since

>   inception have been related to our formation, proposed financing and the
>   search for acceptable acquisition targets. Management is actively
>   exploring acquisition candidates through it network of lawyers,
>   accountants and investment banking relationships. The Company has
>   engaged Meyers Associates, a principal shareholder and NASD member
>   firm, on a non-exclusive basis under a Consulting Agreement to pursue
>   potential acquisition candidates.

Please disclose whether you have entered into any discussions or negotiations with any potential acquisition candidates and discuss the current status. Any agreements, preliminary or otherwise, should be filed as exhibits. Furthermore, please note that if a business combination accounted for as a "purchase" has occurred or is probable, financial statements of the business acquired or to be acquired shall be furnished for the periods specified in Item 310 of Regulation S-B. We may have further comment.

Also, please provide additional disclosure with regard to your plan of operations required by Item 303(a) of Regulation S-B for the next twelve months. Please detail your plans to seek a target for acquisition and quantify the cost of those activities. In this regard, please detail the activities of Meyers Associates on your behalf.

11. Please disclose the principal terms of the consulting agreement with Meyers Associates.

Acquisition Restrictions, page 14

12. On page 15, we note "control persons" are not included in the following disclosure. Please explain or revise, as appropriate.

>   We will not effect a business combination with any entity in which our
>   promoters, management or their affiliates or associates, directly or
>   indirectly, have an ownership interest.

Management, page 17
Executive Officers and Directors, page 17

13. Please detail Mr. Seguso's business experience in the last five years.

Executive Compensation, page 18

14. We note the statement that no "cash" compensation has been paid to officers and directors since inception. Please note that Item 402 of Regulation S-B requires

disclosure of all compensation, not cash only. Please advise or revise as appropriate.

Conflicts of Interest, page 19

15. Please explain what "non-public stockholders" means.

Description of Securities, page 21
General, page 21

16. We note the disclosure that your outstanding common shares are "validly issued, fully paid and non-assessable". Please attribute this statement to counsel or remove it. This is a legal opinion that the registrant is not qualified to make.

Plan of Distribution, page 23

17. Please disclose whether there are any limitations on purchases in the offering by management and current shareholders. If none, please disclose. If such purchases may be made to sell all the securities in the offering, please disclose.   Please summarize this information in the summary section.

Certain Market Information, page 24

18. We note the disclosure in the third paragraph under this heading.   Please clarify that the Division's position relates to securities issued in unregistered offerings.

19. Please add disclosure to address the tradability of the common stock registered for sale in this offering following a business combination consistent with Rule 419. Please address both non-affiliated and affiliated shareholders.

20. If you propose to limit secondary trading as disclosed now in the 11th risk factor, please add appropriate disclosure in this section.

Additional Information, page 25

21. We note that in the second paragraph of this section you have qualified your disclosure regarding the contents of the exhibits. Exhibits are not ordinarily delivered to the investors. You cannot qualify your statements by reference to an exhibit unless you state that the material terms of that exhibit are disclosed.

Exhibits

22. Please re-file Exhibit 10.3 that includes a legible signature of the registrant. The filed document provides the word "illegible" instead of a signature.

Financial Statements
General

23. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.

Report of Independent Registered Public Accounting Firm, F-1

24. Please note that since you are a development stage company, auditor association with the cumulative data is required on an annual basis. Please direct your independent accountant to revise their report to opine on the cumulative period from October 21, 2004 (inception) to the most recent audited period presented.

Exhibits

25. In Exhibit 5.1, the legality opinion, counsel states: "The opinions expressed herein are limited to the laws of the State of New York … ." Please ask counsel to revise the legality opinion to clarify that counsel is opining upon New York law including the statutory provisions, all applicable provisions of the New York Constitution and reported judicial decisions interpreting those laws.

26. Refer to the second from the last paragraph of the legality opinion, which paragraph begins: "The opinions expressed herein … ." Either delete the paragraph or, alternatively, file an updated opinion as of the date of the prospectus.

Signatures

27. Please comply fully with Form, SB-2, "Instructions for Signatures." Please note that the principal financial officer, in addition to the principal executive officer and the principal accounting officer, must sign and indicate in which capacity or capacities he signs.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Elliot H. Lutzker, Esq.
        By facsimile to 212-262-5152